June 19, 2019

Michael Goss
Chief Financial Officer
Sotheby's
1334 York Avenue
New York, New York, 10021

       Re: Sotheby's
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-09750

Dear Mr. Goss:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services